Exhibit 2

April 20, 2009

VIA FEDERAL EXPRESS AND EMAIL (M. DAVIES)

Alderox, Inc.

940 Calle Amanecer, Suite E

San Clemente, CA 92673

Attn: Mr. Mike Davies, CEO

Mr. Gordon W. Davies, President

with a copy to:

August Law Group, P.C.

19200 Von Karman, Suite 900

Irvine, CA 92614

Attn: Kenneth S. August, Esquire

Re: Secured Convertible Debenture – Notice of Acceleration and Foreclosure; Agreement re License

Dear Sirs:

Reference is made to the Secured Convertible Debenture (the “Debenture”), dated as of December 12, 2007, between Pala Investments Holdings Limited (“Pala”) and Alderox, Inc. (“Alderox”), as amended.

As per our letter of February 10, 2008, Alderox is in default of the minimum EBITDA covenant added to the Debenture last August, as it failed to achieve a positive Adjusted EBITDA for the month ended January 31, 2009. We believe other defaults under the Debenture exist as well. Accordingly, pursuant to Section 7.1 and Section 7.2.1 of the Debenture, we are declaring all of the unpaid principal of the loans under the Debenture, together with all interest accrued thereon, a sum of approximately $7,032,269 as of the date hereof, and all other sums, if any, payable under the Debenture, immediately due and payable. We intend to commence a foreclosure process on the intellectual property owned by Alderox and pledged by Alderox to secure its obligations under the Debenture (the “IP Collateral”). We reserve all of our other rights under the Debenture and otherwise.

However, we remain interested in working with you to allow Alderox to remain in business while protecting our interests. Accordingly, in exchange for your full cooperation and assistance with our foreclosure on the IP Collateral, we agree, if we become the owners of such IP Collateral in the foreclosure process (which we of course cannot guarantee), to license the IP Collateral back to Alderox pursuant to an agreement having terms substantially as set forth on Exhibit A. Without limiting your general obligation to cooperate and assist with our foreclosure process, you agree that a foreclosure process conducted substantially as outlined on Exhibit B will be commercially reasonable and that you will not object thereto or otherwise assert any

Pala Investments Holdings Limited | 12 Castle Street | SI Helier | Jersey JE2 3RT |

Tel +44 1534 639815 | Fax +44 1534 639870 | info@pala.com | www.pala.com

claim with respect thereto either before or after the foreclosure. In addition, you agree to fully cooperate and assist us with transferring ownership of the IP Collateral to the buyer at the foreclosure sale, whether us or a third party. Without limiting the generality of the foregoing, you agree to execute such documents as we may reasonably determine are necessary or advisable to transfer all right, title and interest in the IP Collateral to the buyer, including without limitation, all such documents as we may reasonably determine are necessary or advisable for purposes of recording or otherwise evidencing the assignment of the IP Collateral with the United States Patent and Trademark Office, the United States Copyright Office, and any similar state, foreign, and multi-national offices.

We further agree, if we become the owners of the IP Collateral following the foreclosure process, to cooperate with you to convert any deficiency in the amounts owing under the Debenture following such foreclosure into shares of a new class of preferred stock of Alderox, in accordance with conversion rate contain in Section 4 of the Debenture, when Alderox has sufficient authorized and issued shares available for us to complete the full conversion, and all other convertible debt holders of Alderox have converted their debt into shares of common stock of Alderox. The new class of preferred stock will have substantially all the same rights as the common stock, except that (i) the preferred stock will have a 1.0x liquidation preference over the common stock, (ii) unless otherwise provided by Colorado law, the preferred stock will have customary protective class voting rights and (iii) the preferred stock will have a class vote on any new debt proposed to be issued by Alderox and any issuance of equity (including securities convertible into, or exercisable for, equity) by Alderox at a price below $0.057. At or prior to execution of binding documentation in relation to the foreclosure process or Debenture conversion, we will also cause our subsidiary, Melior AG, to terminate the consulting agreement it currently has with Alderox.

Regards,

/s/ Susan Garrod
Susan Garrod

ACKNOWLEDGED AND AGREED:

ALDEROX, INC.

By:	/s/ Mike Davies
Name: Mike Davies
Title: CEO

Cc: Mr. Michael Barton

Gregory P. Rodgers, Esq.

EXHIBIT A

CONFIDENTIAL TERM SHEET

Parties	Pala Investments Holdings Limited or its assignee (“Licensor”) and Alderox, Inc. (“Licensee”)

Agreement	Intellectual Property License Agreement (the “Agreement”)

Licensed Intellectual Property

The “Licensed IP” shall be comprised of all of the intellectual property collateral (other than trademarks) pledged by Licensee and foreclosed on by Licensor, to the extent acquired by Licensor as a result of the foreclosure process.

The “Licensed Trademarks” shall be comprised of all of the trademark collateral pledged by Licensee and foreclosed on by Licensor, to the extent acquired by Licensor as a result of the foreclosure process.

Licenses

During the term of the Agreement, Licensor will grant Licensee a personal, worldwide, royalty-bearing, exclusive license to use the Licensed IP in connection with its business. The foregoing license includes the right (i) to make, have made, use, import, export, distribute, offer to sell and sell products under the Licensed IP and (ii) to publish, display, reproduce, copy, create derivative works of, enhance, and otherwise exploit the Licensed IP

During the term of the Agreement, Licensor will grant Licensee a personal, worldwide, royalty-bearing, exclusive license to use the Licensed Trademarks in connection with the marketing, distribution, and sale of products and services incorporating the Licensed IP.

Royalty Fees

A royalty fee (“Royalty”) of $1.0/gallon will be payable by the Licensee to the Licensor until such time as the Licensee has paid to the Licensor the sum of:

a)     the amount the Licensor paid for the Licensed IP in the foreclosure process associated with the Secured

Convertible Debenture (the “Debenture”) between the Licensor and the Licensee; and

b)    the value of the interest foregone through early conversion of the Debenture into preference shares (as described in the attached letter agreement) between the date of conversion and December 12, 2010 on the deficient amount outstanding on the Debenture as of the date of its conversion at a rate of 12% per annum compound. (e.g., $676,778 if the IP Collateral were to be sold for $500,000 and the deficient amount of $7,820,862 were to be converted to preferred shares on March 31, 2010).

The Royalty will be payable within 30-days of each month-end based on the sales for that month. The Royalty will only be payable in months where Licensee generates positive free cash flow, and has a cash balance or undrawn lines of credit of at least $350,000. The maximum Royalty payable for each month will be 75% of free cash flow.

Improvements

Licensee will have the right to create derivative works of, and improvements, modifications, and enhancements to the Licensed IP (the “Improvements”); provided that all such Improvements shall be owned by Licensor and licensed to Licensee pursuant to the terms of the Agreement.

Licensee will provide Licensor with copies of sufficient documentation relating to such Improvements (and physical embodiments thereof), to enable Licensor to use and exploit such Improvements.

Quality Control	The Agreement will include customary quality control provisions with respect to the Licensed Trademarks.

Term; Termination	The term of the Agreement shall be for one year. The term may be renewed by mutual agreement of the Licensee and the Licensor for additional one year periods in perpetuity.

The Agreement may be terminated by Licensor in the event that Licensee materially breaches the Agreement and fails to cure within thirty (30) days.

The agreement may also be terminated by Licensor in the event that (i) Licensee undergoes a change of control or is otherwise acquired by a third party (other than where control passes to the Licensor or Canvasback), (ii) Licensee’s use of the Licensed Trademarks has a material adverse impact on the value of the marks, the reputation associated therewith, or the goodwill relating thereto (whether through Licensee’s actions, inaction, or otherwise), (iii) Licensee attempts to assign the Agreement to a third party in violation hereof, or (iv) Licensee files for voluntary bankruptcy, makes an assignment for the benefit of its creditors, or an involuntary assignment or bankruptcy petition is made or filed against Licensee and not dismissed by a court of competent jurisdiction within thirty (30) days.

Confidentiality	The agreement will include customary confidentiality provisions to maintain protection of all trade secrets included in the Licensed IP.

Enforcement

Licensee will notify Licensor if it becomes aware of any infringement, misappropriation or dilution of the Licensed IP or the Licensed. Trademarks. Licensor shall have the right but not the obligation to enforce the Licensed IP and the Licensed Trademarks. Licensee will reasonably cooperate with Licensor in connection therewith.

Registrations

Licensor has the right, but not the obligation, to seek or maintain patents or other intellectual property registrations. Licensee will reasonably cooperate with Licensor in connection with the prosecution and maintenance of patents, and trademark and copyright registrations, and applications for the foregoing.

Warranties	The Licensed IP and the Licensed Trademarks are licensed “as is.” Licensor makes no representations or warranties with respect to the Licensed IP and the Licensed Trademarks.

Assignment	The licenses are personal to the Licensee. The Agreement may not be assigned by the Licensee without the prior written consent of the Licensor.

EXHIBIT B

DESCRIPTION OF FORECLOSURE PROCESS

•                  Pala will cause a search to be made of UCC financing statements on file in the office of the Secretary of State of the State of Colorado naming Alderox, Inc. as debtor.

•                  Pala will send a notice of disposition to Alderox, any secondary obligors and each secured party, if any, identified as a result of such UCC searches. Such notice shall describe the IP Collateral to be sold and indicate the date and location of the auction. Pala shall have the right to postpone, adjourn and/or reschedule such auction date. Such auction may be held in either New York, New York or Los Angeles, California. The date of such auction shall be selected by Pala in its sole discretion provided that such auction is at least ten days after the date of such notice.

•                  Pala shall cause public notice of such auction to be published once in either the national edition of the Wall Street Journal or the appropriate regional edition covering the location at which the sale will be held. Pala may, but shall not be obligated to, take additional steps to advertise the auction.

•                  Pala shall cause an auction to be held of the IP Collateral. The terms of such auction shall be set by Pala and may require payment in cash by bidders other than Pala.

•                  Pala will commit to credit bid at least $3.1 million of the secured obligations at the auction in order to secure the IP Collateral and reserves the right, but will not be obligated, to credit bid a greater amount of such obligations.

•                  If Alderox supplies Pala with additional factual information reasonably describing the IP Collateral, Pala will make this information available at the auction site to prospective bidders. The IP Collateral may be sold either in a single block or in separate lots. The sale proceeds of any IP Collateral sold will be applied to reduce the amount of the secured obligations.

•                  Any excess realized above the amount of the secured obligations (including the expenses of sale) shall be promptly remitted to Alderox. Alderox will remain liable for any deficiency if the sale proceeds are less than the secured obligations.

•                  Alderox will deliver to the winning bidder all documentation in its possession relating to the IP Collateral that is sold, sufficient for the winning bidder to use and exploit such IP Collateral.